Mail Stop 4561

March 15, 2006

Mr. Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue- Suite 1900
Milwaukee, Wisconsin 53202-4125

Re: The Marcus Corporation
        Form 10-K for the fiscal year ended May 26, 2005
        File No. 1-12604

Dear Mr. Neis:

        We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. As indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 26, 2005

Report of Independent Registered Public Accounting Firm
1. Please confirm to us that your independent auditors have provided you with a signed opinion. In future filings, please include a signed audit opinion in accordance with Rule 302 of Regulation S-T. Additionally, please apply this comment to the Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting and Exhibit 23.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202)551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief